Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company

Neptune Wellness Solutions Inc. (“Neptune”)

545 Promenade du Centropolis

Suite 100

Laval, Québec, H7T 0A3

2.	Date of Material Change

July 8, 2019.

3.	News Release

A news release with respect to the material change referred to in this report was issued and filed on SEDAR on July 8, 2019.

4.	Summary of Material Change

On July 8, 2019, Neptune announced the appointment of Michael Cammarata as its Chief Executive Officer and member of its Board of Directors.

5.	Full Description of Material Change

Refer to press release attached hereto as Schedule A.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information please contact:

Mario Paradis

Vice-President and Chief Financial Officer

p: (450) 687-2262 x236

e: m.paradis@neptunecorp.com

9.	Date of Report

July 17, 2019.

SCHEDULE A

PRESS RELEASE
SOURCE: Neptune Wellness Solutions Inc.

Neptune Appoints Michael Cammarata as Chief Executive Officer

Laval, Québec, CANADA – July 8, 2019 – Neptune Wellness Solutions Inc. (“Neptune” or the “Company”) (NASDAQ: NEPT) (TSX: NEPT) announced today the appointment of Michael Cammarata, a successful entrepreneur and innovator in the wellness industry, as its Chief Executive Officer and Member of the Board of Directors effective today, July 8, 2019. After over 4 years, Jim Hamilton has stepped down from his role as CEO and Director but will remain as an advisor to the Board.

Over the past 20 years, Mr. Cammarata has been a serial entrepreneur, developing businesses and successfully investing in various sectors such as wellness products, biotechnology, advertising, electronics and entertainment, through his own venture capital and private equity firm, Random Occurrence.

Mr. Cammarata is the co-founder of Schmidt’s Naturals, now a business unit of Unilever, which has quickly established itself as one of the fastest growing wellness brands. Mr. Cammarata’s investment, strategic retail partnerships and deep understanding of digital architecture contributed to breakthrough years for Schmidt’s Naturals’ from its start-up stage in 2015 to the acquisition by Unilever in 2017. He led Schmidt’s Naturals as CEO to exponential growth of the Schmidt’s brand in 2018 and 2019, through expansion into distribution and further expanding product lines including hemp derived wellness products domestically and globally.

“Michael has extensive executive leadership experience at the forefront of consumer innovation. He has identified new trends and opportunities which led to the development of market-leading products,” said John Moretz, Chairman of the Board. “These critical skills should benefit our customers. Moreover, Michael possesses the right mix of operational CEO experience, leadership skills, and technology industry expertise to help elevate Neptune to the next level,” added Mr. Moretz.

“I am thrilled to have been given the opportunity to take on this new role, as I have followed Neptune’s progress and am excited about their status in the market. Neptune is well positioned for strong and sustainable growth in the coming years, and I am eager to bring the skills and capabilities required to deliver success and value for shareholders,” said Mr. Cammarata.

“On behalf of the Board of Directors and employees, I want to extend our deep appreciation for the work and contributions of Jim Hamilton over the last four years,” added Mr. Moretz. “During his tenure, Jim executed on a well-planned transition and strategy through both divestitures and acquisitions. As a result, Neptune is now operating in larger consumer market segments with great growth potential, such as legal cannabis, which has created impressive value for our shareholders. With this momentum achieved, Jim felt that the timing was right to place Neptune in the hands of new leadership supported by the great team in place, to drive success through the Company’s next phase of development. We are delighted he will remain as an advisor to Neptune’s Board” concluded Mr. Moretz.

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About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune’s wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Québec. Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes”, “belief”, “expects”, “intends”, “projects”, “anticipates”, “will”, “should” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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Investor Information:		Media Request:
Canada	United States
Pierre Boucher	Carolyn Capaccio/Jody Burfening	Sabrina Di Blasio
MaisonBrison	LHA	Neptune Wellness Solutions
1.514.731.0000	1.212.838.3777	514.258.8183
pierre@maisonbrison.com	ccapaccio@lhai.com/jburfening@lhai.com	s.diblasio@neptunecorp.com

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